BONTAN CORPORATION INC.

NINE MONTHS ENDED DECEMBER 31, 2005

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

Prepared as at January 30, 2006

Index

Overview	3
Summary of Results	3
Number of Common Shares	4
Business Environment	4
Risk Factors	4
Forward Looking Statements	5
Business Plan	5
Results of Operations	6
Liquidity and Capital Resources	11
Working Capital	11
Operating Cash Flow	11
Key Financing Activities	12
Key Contractual Obligations	13
Off Balance Sheet Arrangements	13
Transactions with Related Parties	14
Financial and Derivative Instruments	14
Critical Accounting Estimates	15
Evaluation of Disclosure Controls and Procedures	15
Outlook	16
Current Outlook	16
Public Securities Filing	16

Management Discussion and Analysis

The following discussion and analysis by management of the 3rd Quarter 2006 financial condition and financial results for Bontan Corporation Inc. should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended December 31, 2005, unaudited consolidated financial statements for the three months ended June 30, 2005 and six months ended September 30, 2005  together with the Management Discussion and Analysis for these periods  and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2005. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at January 30, 2006. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

Our business activates are currently focused on acquiring participating interests in projects in oil and gas exploration projects on a world-wide basis.

As at December 31, 2005, the Company held no interest in any gas or oil producing properties.

The following table summarizes financial information for the 3rd quarter 2005 and the preceding seven quarters:

Fiscal year	2006			2005				2004
Quarters ended	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004

Total Revenue	(173,881)	1,914,237	2,189	241,387	159,576	-	-	25,698
Income from operations	(173,881)	1,914,237	-	257,944	159,311	-	-	-
Loss from continuing operations	(155,049)	(3,147,599)	(1,391,104)	(4,199,869)	(20,608)	(296,221)	(360,200)	(1,129,452)
Loss from discontinued operations	-	-	-	2,361	(182,039)
Net loss per share - basic and diluted	(0.01)	(0.20)	(0.11)	(0.37)	(0.01)	(0.03)	(0.03)	(0.22)

Number of Common Shares and Warrants

These are as follows:

		As at December 31, 2005	As at January 30, 2006: (the date of this report)
Shares issued and outstanding		15,781,385	16,831,384
		15,781,385	16,831,384

Warrants issued but not exercised	i	3,305,838	2,897,981

Options granted but not exercised	ii	4,795,000	4,795,000

i.  Warrants are exercisable into equal number of common shares at an exercise price of US$1 per warrant. Warrants expire between December 2005 and May 2006 – within two years of their issuance.

ii. Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2005 for detailed information as the economic and industry factors that are substantially unchanged.

The following additional risk factor should be considered:

Short - Term Investments

The Company has invested significant amount of its surplus funds in short term marketable securities until the funds are needed for the business activities of the Company. While the company has so far enjoyed much higher returns on these investments compared to what it would have earned had these funds been left in a bank account and has been able to dispose of the investments when required, there is no guarantee that investing funds in this manner will always produce returns and that some or all of the principal may be lost. Further, funds invested this way may not always be easily convertible into cash.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business Plan

The Company’s business plan continues to become an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, the Company will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of Operations

Three months ended December 31,	2005	2004
	in 000' CDN $	in 000' CDN $
Income	(174)	160
Expenses	(366)	(277)
Interest in gas property written off	385
Net loss for period	(155)	(117)
Deficit at end of period	(31,819)	(22,928)

Overview

The following were the key activities during the quarter ended December 31, 2005:

a.  Drilling on the Gas exploration project in the State of Louisiana, in which the Company held 49% working interest, was completed in October 2005 and  the project operators concluded that the quality of gas found was not commercially exploitable and that the well should be abandoned and plugged. The Company was aware of this situation while preparing its second quarter financials and had therefore written off its investment of approximately $4.3 million as at September 30, 2005. However, in December 2005, the Company was informed of a surplus fund with the project operator, which was refunded in January 2006. Accordingly, a credit of approximately $380,000 was accounted for and corresponding receivable set up at December 31, 2005.

b.  At the end of the previous quarter, the Company held approximately $2 million in cash. Management decided to invest these funds into short-term investments rather than leave them with banks at minimum interest. This strategy enabled the company to earn approximately $650,000 in realised and unrealized gain from such investments and increase the overall liquid assets from $2.4 million at September 30, 2005 to $3.2 million at December 31, 2005 at market value  - about 33% increase in three months. This is further discussed later in this report.

c.  1.1 million options, valued at $345,030 were granted to Mr. Terence Robinson on December 5, 2005 under a Plan that was registered on the same date. These options were for his services in connection with sale of Indirect Participation Interest in an oil exploration project in Papua New Guinea in September 2005. The options are exercisable acquire equal number of Common shares of the Company at an exercise price of US$0.50 per share. The option value was reduced from the gain on sale of the said project.

Income

Main item of income for the three months ended December 31, 2005 was a net gain of $179,495 realized on sale of short-term investments. As stated earlier, the Company had a surplus cash of around $2 million at the beginning of the quarter. The management decided to invest the funds in short-term marketable securities rather than leave it in a bank with a view to significantly increasing the returns. The decision was mainly influenced by the availability of services of Mr. Terence Robinson and Mr. John Robinson, two of the consultants with extensive investment experience. The strategy resulted in the net gain on sale. In addition, there was an unrealized gain on the short term investments on hand at December 31, 2005 of approximately $470,000, which has not been recorded as per the existing accounting policy of the Company.

The Company also earned an interest of $17,692 – which mainly related to the interest earned on the funds remitted to the project operator of the Louisiana gas project. These funds were held in an escrow account until spent and were subjected to interest.

The income from the above two sources was off set by a charge of $371,068 during the quarter ended December 31, 2005. the charge related  mainly to the value of option allowed to Mr. Terence Robinson for services rendered in connection with the sale of  indirect participation interest in an oil exploration project in Papua New Guinea (IPI interest) in September 2005. the charge was an off set against the gain on sale of IPI interest recorded in the previous quarter.

The net result of the above three items was a negative income of $173,881 for the quarter.

The quarter ended December 31, 2004 showed an income of $159,576, which mainly consisted of the gain on sale of shares of Interoil Corporation acquired as part of the agreement relating to the acquisition of IPI interest.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended December 31	2005	2004

Operating expenses	$154,718	$84,481
Stock based compensation	211,198	192,391
Interest in gas property written off	(384,748)
	($18,832)	$276,872

Operating Expenses

Travel, Promotion and Consulting

Quarter ended December 31	2005	2004

Travel,meals and entertainment	$74,545	$16,430
Consulting	7,777	(13,648)
Promotion	6,374	7,251

	$88,696	$10,033

% of operating expenses	57	12

Travel, Meals and Entertainment

Expenses in the third quarter ended December 31, 2005 include travel and hotel costs for Mr. Kam Shah and Mr. Terence Robinson in relation to their visits to New York to attend a presentation to a group of financial analysts in October 2005 and other visits to meet with potential business connections including a visit to New York to meet a Mongolian delegation regarding exploration opportunity in Mongolia and promoters in Florida regarding gas exploration opportunities in Colorado and surrounding areas. The significant increase in expenses reflect increased promotional activities in October and prior period while increased search for more projects in the later part of the quarter.

Expenses during the quarter ended December 31, 2004 mainly comprise travel expenses of around $13,000 of Mr. Terence Robinson in visiting Europe and USA.

Consulting Costs

Consulting fee for the quarter ended September 30, 2005 includes the cash fees paid to administrative assistant. The Company preferred to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes. This is the reason for significantly lower consulting fee compared to stock based compensation.

The consulting fee for the quarter ended December 31, 2004 were mostly paid in shares except for approximately $12, 600 paid to an administrative assistant. cash fee paid to consultants in Brazil were segregated and included in loss from operations of discontinued business, which resulted in negative consulting fee under continuing operations costs.

Promotion Costs

Main promotional costs during the quarter ended December 31, 2005 include a fee of approximately US$5,000 paid to an independent agency providing news dissemination services.

Promotional costs during the quarter ended December 31, 2004 includes $7,029 reimbursed to Mr. Terence Robinson for promotional expenses incurred.

Shareholders Information (2006 Quarter: $35,426 and 2005 Quarter: $43,290)

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major item for the quarter ended December 31, 2005 was media relations fee of $35,113 paid to a shareholder corporation, Current Capital Corp charged under a Investor relations and media relations contracts dated July 1, 2004 for a total fee of US$10,000 per month.

Quarter ended December 31, 2004 costs mainly include fees of $42,525 charged by Current Capital Corp. under the contracts mentioned above.

Other Operating Costs (2006 Quarter: $17,986 and 2005 Quarter: 39,166)

These costs include professional fees, rent, telephone, Internet, transfer agents fees and other general and administration costs.

One of the significant reduction factors was reduction in professional fee. In the 2005 quarter, professional fee included cash fee of $18,000 paid to Mr. Shah for CEO/CFO services under a consulting contract.  In the 2006 quarter, these fees were settled by issuance of stock options.

Expenses of approximately $12,000 incurred by the Brazilian operations during the quarter ended December 31, 2004 were included in the loss from discontinued operations. The Brazilian operations were discontinued on December 30, 2004.

 Translation Exchange Loss (2006 Quarter: $12,610 and 2005 Quarter: $(8,008)

The Company’s reporting unit of currency is Canadian dollar. At the period end, all transactions in US dollar and other currencies are translated using either average rate for the period or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the quarter ended December 31, 2005, the Company held approximately two million dollars in US currency in short-term investments, cash and receivable, which were converted at the rate prevailing at December 31, 2005. The exchange rates between the two currencies changed from 1US to CDN1.1776 at September 30, 2005 to 1.1610 at December 31, 2005. The strengthening of Canadian currency against the US currency resulted in exchange loss of $12,610 on translation at the period end.

There was a translation gain during the quarter ended December 31, 2004 mainly due to the fact that the company had significant payments done in that quarter towards its projects and Brazilian operations on one hand and had a non-current asset in US dollar at the period end, which was translated into Canadian dollar at historical rate and not at the rate on December 31, 2004.  So strengthening Canadian currency helped the Company record a translation gain of $8,000.

Stock Based Compensation

Three months ended December 31	2005	2004

Stock Comepnsation	204,044	192,391
Options granted	7,154	-
	$211,198	$192,391

Unearned stock compensation	$93,561	$-

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The Company has registered two Plans under the US Securities Act.  These Plans cover approx. 2.2 million common shares and 5.5 million options. These Plans were registered in April 2003 and July 2004 respectively.

As at March 31, 2005, approximately 347,000 shares valuing at approximately $590,000 related to the services to be provided in the fiscal 2006 were carried as deferred compensation. Additional 123,716 shares were issued under the Plan during the first six months to September 30, 2005 to three consultants.  Part of this value -$204,044 -, which related to the services provided during the quarter ended December 31, 2005, was expensed in that quarter as stock compensation.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model 1.1 million options valued at approximately $1.1 were deferred. The balance of the deferred option value was expensed in the quarter ended December 31, 2005.

In addition, the company registered a Robinson Option Plan on December 5, 2005, under which 1.1 million options were granted to Mr. Terence Robinson for services rendered in connection with the sale of oil interest in Papua New Guinea project.  These options were valued at $345,030 and expensed against the gain on the sale of the oil interest.

During the quarter ended December 31, 2004, the Company issued 263,167 shares valued at $192,391 under the Consultants stock compensation plan to individual consultants for services provided.

Interest in Gas Property Written Off:  $(384,748)

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million – CDN$4.3 million towards seismic survey, land leases and exploration costs of the first exploration test well, Placide Richard No.1, under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, as at September 30, 2005, the management wrote off its project investment. However, at that time the management was aware of the fact that there could be some refund receivable upon final settlement of accounts with the drilling company and project engineer. The analysis of final account was carried out in December 2005 and a refund of US$ 332,271 including interest of US$ 13,708 was determined as payable to the Company. The amount that pertained to the refund of the project costs was accounted as recovery of the project costs written off earlier.

Liquidity and Capital Resources

Working Capital

As at December 31, 2005, the Company had a net working capital of $3.2 million compared to a working capital of $4.7 million as at March 31, 2005.

The carrying value of Cash and marketable securities at December 31, 2005 was $2.7 million compared to $936,000 at March 31, 2005.

Operating Cash Flow

During the quarter ended December 31, 2005, net cash outflow of $279,389 from the operations and a further cash outflow of $233,395 into investments was off set by the net cash inflow of $211,464 from the financing activities resulting in a net cash decrease of $301,320 million which was reduced from the cash of $1,684,072 at the beginning of the period, resulting in a cash on hand of approximately $1.4 million at the end of the period.

Key Financing Activities

The following outlines the Company’s key financing activities during the quarter ended December 31, 2005:

1.  200,000 warrants were exercised for the equal number of common shares for which the Company received approximately $211,000 net of direct expenses, which consisted of finder’s fee at 10% of the amount collected.

Key Investing Activities

The following outlines the key investing activities during the quarter ended December 31, 2005:

Short - Term Investments

The Company held approximately $2 million in bank when it learnt that the exploration on its Louisiana gas project failed to identify commercially exploitable gas reserves. The management therefore began reviewing other oil and gas exploration proposals with a view to continue with its business plan.

The process of reviewing proposal has been slow and cautious due to the prior experiences. Meanwhile, board decided to invest the surplus funds in a manner that would generate much higher returns since the bank would not allow any interest on funds held in chequing account. It was decided to invest funds in short term marketable securities. The securities were to be held through an independent Canadian brokerage firm for a period not exceeding six months

An account was opened with an independent Canadian brokerage firm and two consultants apart from the CEO/CFO were allowed to operate the account at the brokerage firm and to give trading instructions to the broker.  The Company’s two existing consultants – Mr. John Robinson and Mr. Terence Robinson, both have extensive experience in short term investments strategies were authorized to take trading decisions on behalf of the Company. They were not however authorized to transfer funds in or out of the account.

These consultants have no relationship with the brokerage firm nor do they receive any commission either from the said brokerage firm or from the Company for their services in the matter.

During the quarter ended December 31, 2005, a net sum of $626,256 was invested in the trading account. At the end of the quarter, approximately $1 million was held in cash by the brokerage firm and approximately $1.3 million was held in short term securities whose market value was approximately $1.8 million.

Thus, the Company’s strategy has so far resulted in significant returns on the surplus funds. However, there is no guarantee that such rate of return could continue. Attention is therefore drawn to the risk factor mentioned earlier in this report.

Interest in Gas Properties

Another major investment activity consisted of a refund of $384,748 expected from the contractors on the Louisiana project. This is fully explained under Results of Operations above.

Key Contractual Obligations

There were no new contractual obligations committed during the quarter ended December 31, 2005 the prior commitments still existing as at that date are explained in note 9 to the financial statements for the nine months ended on that date.

Off - Balance Sheet Arrangements

At December 31, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 10 of the financial statements for the nine months ended December 31, 2005.

Given below is background information on some of the key related parties and transactions with them:

1.  Current Capital Corp. (CCC).  CCC is a related party in following ways:

a.  Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b. CCC provides media and investor relation services to Bontan under a consulting contract.

c.  Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.  CCC and John Robinson hold significant shares in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for Bontan through issuance of shares and warrants under 2003 private placement.

1.  Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

2.  Mr. Terence Robinson used to be providing services as chief executive officer until May 2004 and was also a director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts. His remuneration is paid mostly in shares on an annual basis.

Financial and Derivative Instruments

Except for the balances with a brokerage firm, none of our financial assets were interest bearing as at December 31, 2005. The balances with the brokerage firm earned average interest rate of 2% per annum (2004: not applicable)

Credit risk is minimised as all cash amounts are held with large bank and brokerage firm which have acceptable credit ratings determined by a recognised rating agency.

Short-term investments represent funds and shares held for disposal within the next six months. As at December 31, 2005, the quoted market value of the marketable securities held under the short-term investments was $1.8 million compared to their carrying cost of $1.3 million. The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

The Company never entered into and did not have at the end of the quarters ended December 31, 2005 and 2004, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2005. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended December 31, 2005.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The failure of the first test well in the Louisiana gas project to produce commercial gas is a major disappointment. Significant time, effort and money were invested into the prospect.  We felt that the prospect offered an appropriate level of risk to reward potential based on the original technical indications including 3-D seismic and the many years experience of our partners in the project all of which are former senior oil and gas company executives.

While the project operators, Keystone Energy Inc. on the gas project have indicated to the company that they were still analysing the results and looking at other possibilities, they did not recommend renewing the leases or commencing with another test well. The Company has ensured that its interest is retained in any future efforts at re-visiting the test well or re-activating the project.

Fortunately, our strategy of investing surplus funds into short term securities while awaiting investing in new exploration activities has been successful and earned significant returns for the Company. The Company has approximately $2.8 M in cash and short term securities and has no significant debt.  We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed  at www.edgar.com